DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

SUPPL


10016079

FILE NUMBER 50277-00001

July 2, 2010


SEC MAIL
RECEIVED
PROCESSING
SECTION
JUL 28 2010
WASH, D.C.
211

Securities and Exchange Commission
100F Street, NE
Washington, D.C. USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: GGL Resources Corp. - Exemption No. 82-1209

We are solicitors for GGL Resources Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copy of the document listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Administrative Assistant

Encs.

dlw 7/30

Exemption No. 82-1209

July 2, 2010

GGL DIAMOND CORP.
(the "Company")



SEC MAIL
RECEIVED
PROCESSING
JUL 28 2010
211
SECTION

Index

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	BC	N/A
(b)	Extra-provincial Registration		
	(i)	NWT	N/A
(c)	Annual Reports		
	(i)	BC	May 31, 2010
	(ii)	NWT	June 10, 2010
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	N/A
	(ii)	NWT	N/A
(e)	Special Resolution		
	(i)	BC	N/A
	(ii)	NWT	N/A

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	N/A
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(i)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A

Document Name or Information			Documents Filed
(q)	Filing of documents Affecting the Rights of Securityholders including:		
	(i)	charter documents	N/A
	(ii)	securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii)	any securityholder rights plans or similar plans	N/A
	(iv)	any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v)	copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus		N/A
(s)	Amendment to Prospectus		N/A
(t)	Takeover Bid Circular		N/A
(u)	Notice of Change or Variation to Takeover Bid Circular		N/A
(v)	Issuer Bid Circular		N/A
(w)	Notice of Change or Variation to Issuer Bid Circular		N/A
(x)	Initial Acquisition Report		N/A
(y)	Subsequent Acquisition Reports		N/A

Document Name or Information		Documents Filed
(z)	Notice of Intention to Sell by a Control Person	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	N/A
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting (Amended)	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A

Document Name or Information			Documents Filed
(s)	Exchange Bulletins announcing certain transactions:		
	(i)	Promotional Investor Relations and Market-Making Activities	N/A
	(ii)	Dividend/Distribution Declaration	N/A
	(iii)	Private Placement	N/A
	(iv)	Warrant Amendments	N/A
	(v)	Shares for Debt	N/A
	(vi)	Short Form Offering	N/A
	(vii)	Acquisitions/Dispositions	N/A
	(viii)	Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix)	Name Change without Consolidation or Split	N/A
	(x)	Name Change and Consolidation/Split	N/A
(t)	Listing Application		N/A

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A

Document Name or Information	Documents Filed
(g) Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-1209

Date and Time: May 31, 2010 12:19 PM Pacific Time


BRITISH
COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626


SEC MAIL
RECEIVED
PROCESSING
JUL 28 2010
SECTION
211

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **May 31, 2010 12:19 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	
GL RESOURCES CORP. 2800 PARK PLACE 666 BURRARD ST VANCOUVER BC V6C 2Z7 CANADA	INCORPORATION NUMBER **BC0235315**
	DATE OF RECOGNITION **May 25, 1981**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **May 25, 2010**

OFFICER INFORMATION AS AT May 25, 2010

Last Name, First Name, Middle Name:
DEMARE, NICK
Office(s) Held: (CFO, Secretary)

Mailing Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Delivery Address:
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

Last Name, First Name, Middle Name:
HRKAC, RAYMOND ANDREW
Office(s) Held: (CEO, President)

Mailing Address:
675 WEST HASTINGS STREET
SUITE 906
VANCOUVER BC V6B 1N2
CANADA

Delivery Address:
675 WEST HASTINGS STREET
SUITE 906
VANCOUVER BC V6B 1N2
CANADA

Last Name, First Name, Middle Name:
LAU, JURGEN T.
Office(s) Held: (Assistant Secretary)

Mailing Address:
5315 ASPEN DRIVE
WEST VANCOUVER BC V7W 3C8
CANADA

Delivery Address:
5315 ASPEN DRIVE
WEST VANCOUVER BC V7W 3C8
CANADA

Last Name, First Name, Middle Name:
ORNSTEIN, DONNA L.
Office(s) Held: (Assistant Secretary)

Mailing Address:
6907 WILTSHIRE STREET
VANCOUVER BC V6P 5H2
CANADA

Delivery Address:
6907 WILTSHIRE STREET
VANCOUVER BC V6P 5H2
CANADA

Exemption No. 82-1209


Northwest Territories

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN
EXTRA-TERRITORIAL CORPORATION

FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED – DÉPÔT
No.: ET50668
Date: JUN. 10 2010
DEPUTY/REGISTRAR OF CORPORATIONS REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

GGL Resources Corp.

2) This return contains information current to and including — Le présent rapport contient les renseignements les plus récents en date du

	MM	DD / J	
MONTH AND DAY OF INCORPORATION OR AMALGAMATION	05	25	MOTS ET JOUR DE CONSTITUTION OU DE FUSION

	YYYY/ANNÉE	
THE YEAR FOR WHICH THIS RETURN IS APPLICABLE	2010	ANNÉE APPLICABLE AU RAPPORT

3) Is the address of the registered office and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations? — Les adresse du bureau enregistré et de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés?

YES ☑ OUI — NO ☐ NON

4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations? — L'adresse actuelle du siège social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés?

YES ☑ OUI — NO ☐ NON

5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations? — La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposé aupès du registraire des sociétés?

YES ☑ OUI — NO ☐ NON

6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations? — Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés ?

YES ☑ OUI — NO ☐ NON

IF THE ANSWER TO ANY OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administateur, dirigeant ou avocat)
May 27, 2010	[signature]	Director
	Raymond A. Hrkac	